SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO. 4)*


                                    HEI, INC
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.05 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  404160 10 3
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                                 (CUSIP NUMBER)


                              MICHAEL A. KING, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                 767 5TH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 10, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT .

                         (CONTINUED ON FOLLOWING PAGES)

                               (PAGE 1 OF 6 PAGES)

-------------
*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



NY2:\963441\01\KN#901!.DOC\99980.0025

------------------------------ --------------------------------------------            --------------------------------------------
CUSIP No.                      404160 10 3                                       13D                           Page 2 of 6 pages
------------------------------ --------------------------------------------            --------------------------------------------
------------ --------------------------------------------------- ------------------------------------------------------------------
  1          NAME OF REPORTING PERSON:                           ANTHONY J. FANT
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------ ----------------------------------------------------------------------------------------------------- ----------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (A) [_]
                                                                                                                           (B) [_]
------------ ----------------------------------------------------------------------------------------------------------------------
  3          SEC USE ONLY
------------ ----------------------------------------------------------------------------------------------------------------------
  4          SOURCE OF FUNDS*

------------ ----------------------------------------------------------------------------------------------------------------------
  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [__]
------------ --------------------------------------------------- ------------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION:               UNITED STATES

------------------- ------ ------------------------------------------------ -------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER:                               1,498,098
   SHARES
                    ------ ------------------------------------------------ -------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER:                             10,000
  OWNED BY
                    ------ ------------------------------------------------ -------------------------------------------------------
    EACH              9    SOLE DISPOSITIVE POWER:                          1,498,098
  REPORTING
                    ------ ------------------------------------------------ -------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:                        10,000

------------ -------------------------------------------------------------- -------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,499,098

------------ ----------------------------------------------------------------------------------------------------- ----------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                                           [_]

------------ ----------------------------------------------------------------------------------------------------- ----------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                                    31.5%

------------ --------------------------------------------------- ------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON:                           IN

------------ --------------------------------------------------- ------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

           This schedule relates to the common stock, par value $.05 per share, of HEI, Inc., a Minnesota corporation ("HEI"). The address of the principal executive office of HEI is P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386.

ITEM 2.  IDENTITY AND BACKGROUND

           (a)-(f) This Schedule 13D is being filed by Anthony J. Fant, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Fant's business address is P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. Mr. Fant's present principal employment is Chairman and Chief Executive Officer of HEI, which is engaged in the business of designing and manufacturing ultraminiature microelectronic devices and high technology products incorporating these devices. Mr. Fant has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Fant is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Pursuant to a Letter Agreement, dated September 10, 2000, between Mr. Fant and HEI (the "Letter Agreement"), Mr. Fant agreed to sell to HEI and HEI agreed to purchase from Mr. Fant 1,214,300 shares (the "CM Shares") of common stock, no par value, of Colorado MEDtech, Inc., a Colorado corporation ("Colorado MEDtech") in exchange for (a) 235,000 shares of common stock, par value $.05 per share, of HEI (the "HEI Shares") and (b) the assumption by HEI of $3,072,650.26 of indebtedness of Mr. Fant, which indebtedness was incurred by Mr. Fant in connection with the acquisition of the CM Shares. A copy of the Letter Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

           HEI agreed to purchase the shares of Colorado MEDtech common stock owned by Mr. Fant in furtherance of HEI's proposal relating to the acquisition of Colorado MEDtech through an exchange offer.

           Subject to applicable law, Mr. Fant specifically reserves the right to continue to acquire securities of HEI from time to time in the open market or otherwise and to sell any securities of HEI at any time and from time to time in the open market or otherwise. No agreements, arrangements or understandings exist between Mr. Fant and third persons with respect to the foregoing.

           Except as set forth in this Item 4, Mr. Fant, has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Fant is the beneficial owner of 1,499,098 shares of HEI common stock, or approximately 31.5% of HEI common stock based on a total of 4,752,496 shares of HEI common stock stated to be outstanding as of July 14, 2000 by HEI in its Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on July 17, 2000.

(b) Upon consummation of the transactions under the Letter Agreement, Mr. Fant will have the sole power to vote or direct the vote and dispose or direct the disposition of 1,489,098 shares of HEI common stock described herein. Mr. Fant also shares the power to vote or direct the vote and dispose or direct the disposition of 10,000 shares of HEI common stock owned by Fant Industries Inc., of which Mr. Fant is the sole shareholder.

(c) Transactions in the shares of HEI common stock effected by Mr. Fant during the past sixty (60) days are described in Schedule A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Mr. Fant is the sole shareholder of Fant Industries Inc., which owns 10,000 shares of common stock in HEI.

           Except as specified in this Item 6, the Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of HEI.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.        DESCRIPTION
-----------        -----------

     1 Letter Agreement, between HEI, Inc. and Anthony J.Fant, dated September 10, 2000

     2            Press Release, dated September 11, 2000

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 22, 2000


                                       By: /s/ Anthony J. Fant
                                           ----------------------------------
                                           Anthony J. Fant

                                   SCHEDULE A

                     Schedule of Transactions in the Shares



      Name              Date Acquired       No. of Shares       Price Per Share

Anthony J. Fant            9/10/00             235,000              $22.375

                                 EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------

     1 Letter Agreement, between HEI, Inc. and Anthony J.Fant, dated September 10, 2000

     2            Press Release, dated September 11, 2000